Exhibit (e)(4)

MEMORANDUM	PRIVATE AND CONFIDENTIAL
TORONTO OFFICE

TO	DATE

S.M. Hand	January 11, 2000

FROM

M.D. Sopko

SUBJECT
Executive Relocations — Canada /United States

The following outlines the supplemental arrangements approved by the Board of Directors at its meeting on December 6, 1999 with respect to your relocation from Canada to the United States upon either (i) retirement or (ii) resignation or involuntary termination without cause. All other aspects of relocation will be in accordance with the normal provisions of our relocation policy.
1.	Pension

Your pension entitlement will be calculated under the US SERP using a minimum exchange rate of US$0.75/Cdn.$.

2.	Post-Retirement Health Care

Health care will be provided in accordance with the then current United States Health Care Plan on the same basis as other Inco pensioners under this plan.

3.	Transition Allowance

A transition allowance equal to one month’s current base salary for each year of Company service in Canada, to a maximum of six months, will be paid providing relocation to the United States occurs within twelve months of retirement or termination of active employment. This allowance will be subject to withholding tax.

4.	Canadian Departure Tax

Under proposed Canadian tax legislation, you will be deemed to have disposed of certain personal property, securities and/or investments (“Property”) at the time of your permanent departure from Canada and a tax, based on the gain of your assets from the date of your arrival in Canada or date of acquisition if assets acquired after arrival in Canada (Departure Tax), will be assessed to you. In the case where there is no actual sale of such property at the time of your relocation to the U.S. you are “deemed” to have disposed of this property by the Canadian taxation authorities and any net gain which has accrued during your period of Canadian residency will be taxed. You will be required to pay such tax or provide security for the tax (deferring the payment until the asset is actually sold) at the time of filing your final Canadian resident tax return.

Accordingly, upon your relocation from Canada to the U.S. as a result of (i) your retirement or (ii) your resignation or involuntary termination without cause, the Company will provide financial assistance for (i) up to 36 months from your last day of active employment with Inco in Canada, or (ii) the date of sale of your assets of equivalent value to the tax, whichever occurs first. Such financial assistance will be in the form of either a bank loan or a letter of credit.
(A)	Bank Loan — You may arrange a commercially competitive bank loan for the amount of the tax and use the proceeds of such a bank loan to pay part or all of the tax. Providing that the loan does not exceed (i) the amount of the tax, or (ii) an amount equal to 50% of your final base salary, whichever is less. The Company will reimburse you for the interest charges on such a bank loan and will gross up such payments to cover the income and any social taxes resulting from the reimbursement of the interest charges.

(B)	Letter of Credit — You may arrange a commercially competitive letter of credit for the amount of the tax and the Company will reimburse you for the annual premium charged for the letter of credit. The Company will gross up such payments to cover the income and any social taxes resulting from reimbursement of the annual premiums.
In the event of your death during the eligible period such financial assistance, your estate may elect to continue such assistance in accordance with the terms.

The above arrangements are based on current and proposed Canadian tax law as at the date of this memorandum. Alternative arrangements may be required based on the Canadian and US tax laws in place at the time of your actual departure from Canada.

Under no circumstances will the Company accept responsibility for the payment of taxes on the deemed or actual sale of property or investments whether by you or your family, whenever acquired.
If you require further clarification on the above terms please contact me.
/s/ M.D. Sopko